DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05050858

April 14, 2005

Elizabeth M. O'Callahan
DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, CA 94303-2248

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/14/2005

Re: SciClone Pharmaceuticals, Inc.
Incoming letter dated March 8, 2005

Dear Ms. O'Callahan:

This is in response to your letter dated March 8, 2005 concerning the shareholder proposal submitted to SciClone by Le Roy B. Hebbard, Jr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
APR 1 5 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Le Roy B. Hebbard, Jr.
161 Hillsdale Rd.
Union Grove, NC 28689

PROCESSED
APR 28 2005
THOMSON
FINANCIAL

DLA PIPER RUDNICK GRAY CARY

DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, California 94303-2248
T 650.833.2271
F 650.833.2001
W www.dlapiper.com

RECEIVED
2005 MAR 10 AM 9: 22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 8, 2005

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporations and Finance
The Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SciClone Pharmaceuticals, Inc. Shareholder Proposal

Ladies and Gentlemen:

Our firm represents SciClone Pharmaceuticals, Inc., a Delaware corporation ("SciClone" or the "Company"). On behalf of SciClone, we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") submitted by Mr. Le Roy B. Hebbard, Jr. ("Mr. Hebbard" or the "Shareholder") from the Company's proxy statement and form of proxy (collectively, the "Proxy Materials") for the Company's 2005 Annual Meeting of Shareholders (the "2005 Annual Meeting"). The Company asks that the staff of the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2005 Proxy Materials, for the reasons set forth below. The Company anticipates that it will file its definitive Proxy Materials on April 16, 2005 and the 2005 Annual Meeting will take place on or about May 26, 2005. As more fully set forth below, the Company believes the Proposal may be excluded from the Proxy Materials because Mr. Hebbard failed to comply with Commission Rules 14a-8 and 14a-9.

SciClone initially received via U.S. mail a total of three proposals from Mr. Hebbard on January 17, 2005 (the "Initial Correspondence"), which appeared to be intended for inclusion in the Proxy Materials. A copy of the Shareholder's Initial Correspondence is attached hereto as Exhibit A.

The Company responded to the Shareholder's Initial Correspondence on January 31, 2005 (the "Response") by sending a notification to Mr. Hebbard's home address. A copy of the Company's Response is attached hereto as Exhibit B. The Company's Response notified Mr. Hebbard of the following deficiencies contained in his Initial Correspondence: (1) Mr. Hebbard had not set out facts demonstrating that he had satisfied the eligibility requirement; and (2) Mr. Hebbard's submission of three proposals did not satisfy the one proposal per shareholder requirement. The Company's Response also notified Mr. Hebbard that, upon receiving the Response, Mr. Hebbard had 14 days to resubmit one shareholder proposal along with the required eligibility documentation described in the Company's Response.

On or around February 22, 2005, the Company received letter from Mr. Hebbard in which he submitted the single Proposal and a statement in support of the Proposal (the "Second Correspondence"). The Second Correspondence is attached hereto as Exhibit C.

STATEMENT IN SUPPORT OF THE COMPANY'S INTENTION TO EXCLUDE SHAREHOLDER PROPOSAL SUBMITTED BY THE SHAREHOLDER

I. INTRODUCTION

The Company intends to exclude from its Proxy Materials the Proposal received from Mr. Hebbard because the Proposal contains multiple substantive defects under Rule 14a-8(i) which warrant exclusion of the Proposal. Furthermore, the Company believes that there is a procedural defect contained in the Proposal which supports the Company's exclusion of the Proposal as specified below.

a. Substantive Defects of Proposal

The Company intends to exclude the Proposal because the Shareholder's statement in support of the Proposal is contrary to the Commission's proxy rules, specifically Rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials. Mr. Hebbard's supporting statement falsely suggests that the Company's product, Zadaxin, may be used in the treatment of cancer, or should be promoted for the treatment of cancer. As further outlined below, the promotion of pharmaceutical products for specific uses is a highly regulated matter, and Zadaxin can not be legally promoted for use in the treatment of cancer in the United States.

The Company intends to exclude the Proposal because the Proposal relates to the Shareholder's personal grievance, which is prohibited by Rule 14a-8(i)(4). As outlined in the Initial Correspondence and in the Second Correspondence, the Shareholder's submission of the Proposal is a direct result of the death of his wife from cancer, and the failure of her physician to prescribe Zadaxin for the treatment of her cancer (an act which would have been illegal for the Company to support or assist in, either in general or in the specific case, but which in any event is a personal grievance).

The Company intends to exclude the Proposal on the grounds of relevance under Rule 14a-8(i)(5). The Proposal is not significantly related to the Company's business, as the dollar amounts in question account for less than 5% of the Company's total assets as of the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year.

The Company intends to exclude the Proposal because it deals with a mater relating to the Company's ordinary business, pursuant to Rule 14a-8(i)(7), that is the management of the regulatory process and particular method of achieving an existing business objective.

b. Procedural Defects of Proposal

The Company intends to exclude the Proposal because the Shareholder did not provide the evidence required to satisfy the eligibility requirement of Rule 14a-8(b)(1)-(2), as explained below.

II. SUBSTANTIVE DEFECTS OF PROPOSAL

a. The Statement in Support of the Proposal Violates the Proxy Rules.

Rule 14a-8(i)(3) permits the omission of a proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy materials." The Shareholder's statements of alleged fact imply that (i) his wife's death (and others) are the result of action or in action by SciClone (ii) that her death was the result of the failure to take Zadaxin, (iii) that her doctor had the ability to prescribe Zadaxin and erred in not doing so and (iv) that SciClone should be promoting Zadaxin for use as a cancer therapy (that is the only logical inference of the "no news" statement).

With respect to the misleading nature of the Shareholder's statement, the statements imply *in toto*, that management should be promoting Zadaxin for use in cancer, and that management is not moving Zadaxin through the regulatory process.

While the Company is investigating Zadaxin for use as part of a cancer therapy, it is illegal to promote the use of a pharmaceutical agent for an unapproved purpose, and SciClone therefore has legal as well as moral obligations not to do so. Except in very limited circumstances, physicians can not prescribe unapproved pharmaceutical agents for any purpose, and Zadaxin has not yet been approved in the U.S. for any purpose. There is simply no basis and no scientific evidence at this point that a patient would have lived had Zadaxin been administered to them, and it is incredibly misleading in the absence of sufficient evidence to make such an assertion. That is the reason that drug development and the related regulatory scheme for approval are so protracted: to allow for the establishment of sufficient evidence before claims of efficacy can be made.

The Shareholder's complaint is that SciClone did not do enough to promote Zadaxin for an unapproved use, or enough to promote SciClone stock as an investment based upon the possibility that it might someday prove useful in certain cancers. It is misleading to imply that SciClone could undertake such activity, which would be illegal.

It is also grossly misleading to imply that patients are dying because of the Company's management. The Company has made steady progress through the regulatory process, but until that process is complete, management cannot promote the use of Zadaxin, nor should it consider doing so.

b. The Proposal Relates to the Redress of a Personal Grievance of the Shareholder Against the Company.

Rule 14a-8(i)(4) permits the omission of a proposal "If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the shareholder], or to further a personal interest, which is not shared by the other shareholders at large." While the Company regrets the Shareholder's personal circumstances, it is clear from the Shareholder's statement that the Shareholder's Proposal relates to and was motivated by a personal tragedy, which is not shared with other SciClone shareholders, and is clearly a "personal grievance" within the meaning of Rule 14a-8(i)(4).

c. The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal if it deals with a matter relating to the Company's ordinary business operations. In Exchange Act Release 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of this exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Commission set forth two central considerations in the application of the ordinary business exclusion, the first being the subject matter of the proposals with respect to which the Commission found that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration set forth in the 1998 Release is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal runs afoul of both considerations. Regulatory approval of the Company's products does not involve what the Staff has recognized as a social policy issue that it transcends day-to-day business matters and be appropriate for a shareholder vote. Furthermore, the object of the Proposal and the supporting statement, FDA approval of the Company's lead candidate, is a key component of the Company's business strategy, and as such, is a task fundamental to management's direction of the Company, not a matter appropriate for management by the shareholders. Moreover, FDA approval of the Company's products involves a highly complex process well beyond the knowledge of shareholders and involves considerable day to day, hands on work by employees of the Company.

The Proposal seeks to force the Company to withhold compensation from the Company's executives to accomplish the Company's business objectives. However, the Company's overall business strategy and the means used to achieve business objectives is the domain of the Board of Directors and management. The Proposal seeks to micro-manage the Company's business in the manner the Staff has found to be impermissible, as the shareholder is simply advocating a different manner to advance an existing corporate objective. At a minimum the proposal would impede the Company's flexibility to retain and promote management. It likely would make it impossible to retain a CEO, a key objective of the Company.

As the Company has made clear in its public filings, regulatory approval of its products, including Zadaxin, is a key business strategy. And, as outlined in the Report of the Compensation Committee in its 2004 Proxy Statement, the Company has tied management compensation to the achievement of the Company's business objectives, including progress in its regulatory programs:

> "In the specialty pharmaceutical and biotechnology industries, traditional measures of corporate performance, such as earnings per share and sales growth, may not apply in reviewing the performance of executive officers. At the Company's current stage of development, in evaluating and determining the compensation of the Company's CEO and other executive officers, the Compensation Committee looks to other performance criteria, *such as progress of the Company's clinical and regulatory programs and commercialization and development activities, management of expenses, and the Company's success in securing capital resources that are necessary for the Company to complete clinical, regulatory and commercialization programs and achieve product revenues* (emphasis added). As a result, in many instances the Compensation Committee must make a subjective assessment of qualitative factors in assessing corporate performance. The Compensation Committee does not base its considerations on any single performance factor nor does it specifically assign relative weights to factors, but rather it considers a mix of factors and evaluates the CEO's and each individual executive officer's performance against that mix."

The Proposal seeks to remove the discretion of the Board of Directors to manage the Company's executives through the compensation policies set by its Compensation Committee, in order to achieve the Company's existing business objectives. In other words, the Proposal seeks to impose a specific method for implementing the Company's business strategies. (See 1998 Release "this consideration [micro-management] may come into play in a number of circumstances, such as, where the proposal involves intricate detail or seeks to impose specific time-frames or *methods for implementing complex policies*." (emphasis added); see also Roosevelt v. E.I. Du Pont de Nemours, 958 F2nd 416 (D.C. Cir. 1992) (case concerning the company's decision to eliminate the production of CFCs where the company and the shareholder disputed the timetable for the phase-out of CFC production. The court noted that there was no debate about the policy issue and concluded that "what is at stake is the 'implementation of a policy' . . . a matter excludable under Rule 14a-8(c)(7)" [predecessor of Rule 14a-8(i)(7)]). Because the Proposal merely sets forth another manner to implement an existing policy, it is properly excluded.

d. The Proposal Relates to Operations Which Account for Less than 5% of the Company's Total Assets.

Rule 14a-8(i)(5) permits the omission of a shareholder proposal if it is not significantly related to the Company's business. This Rule specifically permits the exclusion of proposals that relate to operations of the Company that account for less than 5% of the Company's total assets as of the end of it most recent fiscal year and for less than 5% of its net earnings and gross sales.

The Company's total assets, net loss and product sales (the most directly comparable line items to those cited in Rules 1a-8(i)(5)) for the year ended December 31, 2004, were $69,709,000, $13,278,000 and $22,765,000. For purposes of estimating the effect of the Shareholder's Proposal, the current salaries plus 2004 bonuses (2005 bonuses will not be determined until early 2006) for all employees whose compensation exceeds $250,000 were approximately $366,000, $455,000, $419,000 and $296,500. The Proposal would reduce those amounts in excess of $250,000 by 50%. The amounts in excess of $250,000 in aggregate would be $536,500, so the Company's best estimate of the effect of the Proposal would be to reduce expenses by $268,250. This equals less than one percent of such assets, less than 2.5% of such net loss and less than 1.2% of such gross revenue. While the proposal is styled as relating to the Company's overall business, we believe the proposal should be reviewed in terms of its effect, and its effect relates to a very small percentage of the Company's business.

III. PROCEDURAL DEFECTS OF PROPOSAL

a. The Shareholder has not Satisfied the Eligibility Requirement of Rule 14a-8(b)(1)-(2).

In the Company's Response sent to the Shareholder on January 31, 2005, the Company notified the Shareholder of the eligibility requirement and the way in which such requirement could be satisfied. The Company specifically notified Mr. Hebbard that (i) because Mr. Hebbard is not a registered shareholder and, therefore, the Company does not have access to his shareholding information, Mr. Hebbard would be required to submit documentation to the Company proving that he has held at least $2,000 in market value of the Company's securities (which is less than the 1% of outstanding securities alternative provided under Rule 14a-8(b)(1)) for at least a year, and (ii) Mr. Hebbard would be required to submit to the Company a written statement indicating that he intends to hold the securities through the date of the 2004 Annual Meeting. However, the Shareholder did not submit appropriate documentation to the Company.

Under Rule 14a-8(b)(1)-(2), in order to be eligible to submit a proposal, the Shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. The shareholder must continue to hold those securities through the date of the meeting.

PIPER RUDNICK GRAY CARY

Further, Rule 14a-8(b)(2) sets forth how the Company is to verify the eligibility of the Shareholder. The Company may verify the eligibility of a registered holder of securities on its own; however, the Company's records do not indicate that Mr. Hebbard is a registered stock holder. Thus, pursuant to Rule 14a-8(b)(2) in order to be eligible, Mr. Hebbard was required to demonstrate his eligibility to SciClone by submitting either of the following:

i. A "written statement from the "record" holder of the Shareholder's securities (usually a broker or bank) verifying that, at the time the Shareholder submitted the proposal, he continuously held the securities for at least one year." A written statement of the Shareholder's intention to continue to hold the securities through the date of the meeting of shareholders must also be included; or

ii. A copy of "Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103), Form 4 (§ 249.103) and/or Form 5 (§ 249.105)....."

While Mr. Hebbard did provide the Company with what appears to be a copy of his account statement, he did not submit a written statement from the "record" holder of his securities verifying that at the time he submitted the proposal he continuously held the securities for at least one year.

IV. REQUEST FOR WAIVER OF THE 80-DAY NOTICE REQUIREMENT UNDER RULE 14A-8(J)

Rule 14a-8(j)(1) provides that a company must file its reasons supporting a request to exclude a shareholder proposal from its proxy materials no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. However, the rule further provides that the Staff may waive this deadline if a company demonstrates good cause for missing it.

As noted above, the Proposal was received on February 22, 2005 only 53 days before the date the Company plans to print and mail its 2005 Proxy Materials. The Proposal was tardy as a result of the defects in the Initial Correspondence. The Company promptly notified the Shareholder of such defects. Nevertheless, the Company's compliance with the 80-day deadline under Rule 14a-8(j)(1) was rendered impossible by the tardiness of the Shareholder's submission of the Proposal.

The Staff has waived the 80-day requirement in Rule 14a-8(j)(1) where proposals were submitted after the deadline for submissions. *See, e.g., Wabash National Corporation* (March 29, 2000) and *Motorola, Inc.* (March 5, 2001). Accordingly, the Company respectfully requests the Staff to waive the 80-day requirement of Rule 14a-8(j)(1) and permit the Company to begin printing and mailing the 2005 Proxy Materials on April 16, 2005 as planned.

DLA PIPER RUDNICK GRAY CARY

V. CONCLUSION

The Company respectfully requests the Staff: (1) concur with the Company's determination that the Proposal may be excluded from the Proxy Materials under rule 14a-8 for the reasons set forth above; (2) indicate that it will not recommend enforcement action to the Commission if the Company omits the Shareholder's Proposal from the Proxy Materials; and (3) waive Rule 14a-8(j)(1) insofar as it requires the Company to submit a request to exclude the Proposal from the Proxy Materials no later than 80 days before it files those materials with the Commission.

In addition, if the Staff should concur that the Proposal may be excluded pursuant to Rule 14a-8, the Company respectfully requests that the Staff grant forward-looking relief so that if Mr. Hebbard submits proposals dealing with the same subject matter in future years, the Company would be able to notify the Staff that it intended to exclude those the proposals rather than seeking no-action from the Staff to exclude those proposals.

In accordance with Rule 14a-8(j), we have enclosed six (6) copies of this letter and the exhibits thereto, and a copy of this letter has been sent to the Shareholder.

If the Staff believes that it will not be able to take the no-action position requested above, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. If you have any questions please call the undersigned at (650) 833-2271 or Howard Clowes at (415) 836-2510.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

Elizabeth M. O'Callahan
elizabeth.ocallahan@dlapiper.com

Enclosures

cc: Le Roy Hebbard, Jr.
Richard Waldron, Chief Executive Officer, SciClone
Amy Figueroa, Director of Investor Relations, SciClone
J. Howard Clowes, Gray Cary Ware & Freidenrich LLP

PA\10399288.1
1191276-900100

Exhibit A

The Shareholder's Initial Correpondence

Mr. Richard Waldron, Acting CEO
Sciclone Pharmaceuticals, Inc.
901 Mariners Island Blvd, Suite 205
San Mateo, CA 94404

1-12-05

Dear Sir,

I am a legal shareholder in Sciclone Pharmaceuticals, Inc. I am submitting under Section 14a, the following Proxy Proposal for inclusion at the next Sciclone Pharm. Inc Annual Meeting:

Resolution: Whereas the share price of Sciclone Pharm. has suffered significant degradation over the past 8 years, and whereas the Zadaxin trials for Hepatitis B in Japan have been thoroughly botched by the Sciclone management team, and whereas the public relations presentation of milestones has been accomplished in an unprofessional haphazard manner with no ensuing benefit to shareholders, it is proposed that until Zadaxin receives full and final approval from the Food and Drug Administration (FDA) that:

(1). All current senior management staff employees receiving salaries/benefits in excess of $250,000 per year, take an immediate 50% reduction in pay, on any amount in excess of $250,000, such reduction to remain in effect until Zadaxin, or other lead drug, is granted full unrestricted approval for use on Hepatitis, or other appropriate application by the FDA.

(2). That any and all stock options, now being held or proposed to be issued for the current management employees, be held in abeyance until Zadaxin receives full unrestricted use approval from the FDA.

(3). That the compensation offered the current Board of Directors be restricted to their actual cost per meeting, to be documented on an appropriate expense account, plus $500.

Having been a shareholder in Sciclone for nine years, I am appalled at the failure of the company to make any successful progress in bringing Zadaxin to the market place in the USA or Japan. I believe very strongly in Zadaxin and its potential for the future, however, I am not at all pleased with the management team's track record moving toward licensing of Zadaxin <u>for any application</u>! I strongly recommended Zadaxin to my wife's Oncologist, in an effort to slow down, or reverse the lung/liver/brain/ kidney/ bone cancer we were fighting. He refused to even consider the use of Zadaxin with her failing chemotherapy regime, even though I offered to sign any waiver he might desire. What did we have to lose? Nothing! Of course, she died. How many more people have to die because of the super conservative, "no news" approach of Sciclone's present management team, and the failure to get Zadaxin submitted to the FDA for approval. Until such time as Zadaxin does receive FDA approval, I consider the salaries being drawn by senior management to be completely out of line with the published accomplishments. Accordingly, the Resolution is submitted.

My goal for Sciclone Pharm. is to see the share price actually reflect the true value (present day), and future potential of Zadaxin (and other company drugs). The last thing I would like to see is a "fire sale" of Sciclone Pharm. at today's ludicrous price of $3.20 per share. Yet the management team seems to have zero interest in moving the share price to a level commensurate with its true value. A deaf /dumb approach seems to predominate when it comes to any fiduciary responsibility to the long suffering shareholders in this company. I remain hopeful a new CEO will move this company forward smartly, and achieve its true potential.

Sincerely,

Le Roy B. Hebbard, Jr.
161 Hillsdale Rd.
Union Grove, NC 28689
704-592-4878

Sciclonepharmresolution

Exhibit B

The Company's Response to Shareholder

SciClone
PHARMACEUTICALS

Richard A. Waldron
Chief Financial Officer

January 31, 2005

Mr. Le Roy Hebbard, Jr.
161 Hillsdale Road
Union Grove, NC 28689

Dear Mr. Hebbard:

Thank you for your letter of January 12, 2005 and your interests as a SciClone shareholder. With respect to the inclusion of the proposals outlined in your letter in SciClone's proxy materials for its 2005 annual meeting, the Securities and Exchange Commission has specific regulations regarding the presentation of resolutions for shareholder vote. This letter will serve as official notification of procedural deficiencies contained in your January 12 submission of shareholder proposals. The following is a basic summary of requirements to properly bring a shareholder proposal under the SEC rules:

- Because you are not a registered shareholder (and the company therefore does not have access to your shareholding information) you would need to provide documentation, at the time of submission of your shareholder proposal, proving that you have continuously held at least $2,000 in market value of the company's securities for at least a year prior to the submission. You could do this by submitting a written statement from your bank or broker verifying such ownership.

- You also need to submit to the company, along with your proposal, a written statement that you intend to continue to hold the securities through the date of the annual meeting.

- You may submit only *one* shareholder proposal. You may submit with it an accompanying supporting statement that does not exceed 500 words for inclusion in the proxy. SEC rules also allow the company to include in the proxy statement the reasons why it believes shareholders should vote against your proposal.

- The proxy statement would require your name, address, and number of voting securities of the company that you hold.

- You would need to appear personally at the annual meeting to present your proposal. A personal representative who is qualified under state law may instead present your proposal on your behalf. The annual meeting will be held in San Mateo California, but the date has not been set yet.

- Upon receiving this notification, you have 14 days to resubmit one shareholder proposal to SciClone along with the required documentation.

These and all other SEC regulations regarding the shareholder proposal process and SEC rules regarding solicitation of votes cannot be waived by SciClone. Your legal advisor familiar with the regulations could be useful in these matters. If you reply properly, you should be aware that SciClone may still challenge whether your proposal is proper.

Sincerely yours,

Richard A. Waldron
Chief Financial Officer

RW:m

Exhibit C

The Shareholder's Second Correspondence

Mr Richard Waldron, Acting CEO
SCICLONE PHARMACEUTICALS Inc.
901 Mariner's Island Blvd
San Mateo, CA 94404-1593

17 Feb 2005

Dear Sir,

Thank you for your letter of 31 January 2005 explaining the proper format for submitting a proposal for presentation to the shareholders at the upcoming annual meeting. I received the letter on 5 February 2005.

Pleased find enclosed copies of reports from my broker, Brown & Co, Boston , MA., covering a one year period, that indicate I have been a shareholder in SCICLONE for at least one year. In fact, I have owned this stock since mid 1996.

I do intend to continue to hold this SCICLONE stock in hopes some day the management team can make some progress in increasing the share value. My faith in the potential of Zadaxin has not wavered, only my faith in the management team.

For the record, my name, address, number of shares held is as follows:

Le Roy B. Hebbard, Jr.
161 Hillsdale Rd.
Union Grove, NC 28689
704-592-4878

The number of shares held in the BROWN & Co. account is noted as 9650 shares. You might note that over the past year, I have increased my share holding in SCICLONE by 2000 shares. I hold a total of 13,165 shares, 3515 shares in other accounts. I intend to retain these shares.

I intend to appear personally at the annual meeting in San Mateo.

Proposal: All senior management staff employees receiving salaries/benefits in excess of $250,000 per year, take an immediate 50% reduction in pay, on any amount in excess of $250,000, such reduction to remain in effect until Zadaxin, or other lead drug, is granted full unrestricted approval for use on Hepatitis, or other appropriate application by the FDA.

Statement: Having been a shareholder in SCICLONE for nine years, I am appalled at the failure of the company to make any successful progress in bringing Zadaxin to the market place in the USA or Japan. I believe very strongly in Zadaxin and it's potential for the future, however.

I am not at all pleased with the management team's record moving toward licensing of Zadaxin for any application. I strongly recommended Zadaxin to my wife's Oncologist, in an effort to slow down, or reverse the lung/liver/brain/ kidney/ bone cancer we were fighting. He refused to even consider the use of Zadaxin with her failing chemotherapy regime, even though I offered to sign any waiver he might desire. What did we have to lose? Nothing! Of course, she died. How many more people have to die because of the super conservative, "no news" approach of SCICLONE's present management team, and the failure to get Zadaxin submitted to the FDA for approval. Until such time as Zadaxin does receive FDA approval, I consider the salaries being drawn by senior management to be completely out of line with the published accomplishments. Accordingly, the proposal is submitted for shareholder consideration.(end of statement)

My goal for SCICLONE Pharm. is to see the share price actually reflect the true value (present day), and future potential of Zadaxin (and other company drugs). The last thing I would like to see is a "fire sale" of SCICLONE at today's ludicrous price of $3.40 per share. Yet the management team seems to have zero interest in moving the share price to a level commensurate with its true value. A deaf/dumb approach seems to predominate when it comes to any fiduciary responsibility to the long suffering shareholders in this company. I remain hopeful a new CEO will move this company forward smartly, and achieve its true potential.

Sincerely,

Le Roy B. Hebbard, Jr.

Telephone: (800) 822-2021

Portfolio Detail (continued)

EQUITIES AND OPTIONS (continued)

Account Type	Description	Quantity	Market Price	Market Value	Estimated Income	% of Portfolio
MARGIN	GENERAL ELECTRIC COMPANY **GE**	210 Long	30.1000	6,321.00	168.00	9
MARGIN	MINDSPEED TECHNOLOGIES **MSPD**	6 Long	6.4400	38.64		[illegible]
MARGIN	QUALCOMM, INC **QCOM**	20 Long	61.7600	1,235.20	8.00	2
MARGIN	SCICLONE PHARMACEUTICALS INC **SCLN**	7,650 Long	5.2400	40,086.00		58
MARGIN	SKYWORKS SOLUTIONS INC **SWKS**	7 Long	11.4400	80.08		1
MARGIN	TIME WARNER **TWX**	30 Long	16.8200	504.60		1
MARGIN	WAL-MART STORES, INC **WMT**	100 Long	59.4100	5,941.00	52.00	9
	EQUITIES AND OPTIONS TOTAL			**$68,532.82**	**$228.00**	**99**

TOTAL ACCOUNT VALUE				**$68,895.33**	**$228.00**	**100**

Transaction Activity Detail

MARGIN ACCOUNT

Date	Activity	Transaction Description	Quantity	Price	Transaction Amount	Accumulated Balance
		Beginning Balance				**$361.11**
03/26	CASH DIV	QUALCOMM, INC ON 20 QCOM			1.40	362.51
		Ending Balance				**$362.51**

Portfolio Detail (continued)

EQUITIES AND OPTIONS (continued)

Account Type	Description	Quantity	Market Price	Market Value	Estimated Income	% of Portfolio
MARGIN	SCICLONE PHARMACEUTICALS INC SCLN	9,650 Long	2.9200	28,178.00		48
MARGIN	SKYWORKS SOLUTIONS INC SWKS	7 Long	7.3700	51.59		1
MARGIN	WAL-MART STORES, INC WMT	100 Long	52.4300	5,243.00	52.00	9
	EQUITIES AND OPTIONS TOTAL			**$57,186.77**	**$248.00**	**97**

TOTAL ACCOUNT VALUE	**$58,774.39**	**$248.00**	**100**

Transaction Activity Detail

MARGIN ACCOUNT

Date	Activity	Transaction Description	Quantity	Price	Transaction Amount	Accumulated Balance
		Beginning Balance				**$1,526.62**
01/03	CASH DIV	WAL-MART STORES, INC ON 100 WMT			13.00	1,538.62
01/05	CASH DIV	QUALCOMM, INC ON 40 QCOM			2.80	1,541.42
01/25	CASH DIV	GENERAL ELECTRIC COMPANY ON 210 GE			46.20	1,587.62
		Ending Balance				**$1,587.62**

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SciClone Pharmaceuticals, Inc.
Incoming letter dated March 8, 2005

The proposal provides that certain senior management staff employees take a reduction in pay until Zadaxin, or other lead drug, receives FDA approval.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. While it appears that the proponent provided some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that SciClone failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in SciClone's request for additional information from the proponent. Accordingly, unless the proponent provides SciClone with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if SciClone omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that SciClone may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that SciClone may exclude the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that SciClone may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that SciClone may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that SciClone may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that SciClone may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that SciClone may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that SciClone may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We note that SciClone did not file its statements of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Daniel Greenspan

Daniel Greenspan
Attorney-Advisor